Exhibit 99.(h)(6)

AMENDED SCHEDULE A

DATED FEBRUARY 19, 2010

TO THE AMENDED AND RESTATED SUB-ADMINISTRATION AGREEMENT

DATED AS OF JUNE 17, 2008

BETWEEN

TURNER INVESTMENT PARTNERS, INC.

AND

SEI INVESTMENTS GLOBAL FUNDS SERVICES

Portfolios:                                         This Agreement shall apply to all Portfolios and all classes of Turner Funds (“the Trust”), either now existing or in the future created.  The following is a listing of the current portfolios of the Trust (collectively, the “Portfolios”):

Turner Concentrated Growth Fund

Turner Core Growth Fund

Turner Emerging Growth Fund

Turner Large Cap Growth Fund

Turner Midcap Growth Fund

Turner New Enterprise Fund

Turner Small Cap Growth Fund

Turner International Core Growth Fund

Turner Mid Cap Equity Fund

Turner Quantitative Broad Market Fund

Turner Small Cap Equity Fund

Turner Quantitative Large Cap Value Fund

Turner Spectrum Fund

Turner Global Opportunities Fund

Fees:                    Pursuant to Article 3 the Administrator shall pay the Sub-Administrator compensation for services rendered to the Portfolios equal to the greater of: (i) an annual rate of ..035% on the first $3.5 billion of assets; .0325% on the next $6.5 billion of assets, and .0175% on all assets over $10 billion.  The fees are calculated daily per Portfolio and paid monthly, or a Trust level minimum equal to $70,000 annually per each Portfolio, and a $15,000 annual minimum administration fee for additional share classes. The fees are calculated daily and paid monthly.

Term:                  This Agreement shall remain in effect until October 1, 2010  (the “Initial Term”) and thereafter shall automatically renew for successive two year terms (each, a “Renewal Term”), unless and until this Agreement is terminated in accordance with the provisions of Article 5 hereof.